UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): Inco Limited

B.	This is [check one] ☑ an original filing for the Filer ☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Inco Limited
Form type:	Registration Statement on Form F-8 and Tender Offer Documents on Schedule 14D-1F

File Number (if known):
Filed by:	Inco Limited
Date Filed:	October 24, 2005, concurrently with the Form F-8 and Schedule 14D-1F
D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, telephone number (416) 361-7511.

E.	The Filer designates and appoints International Nickel Inc. (“Agent”), a Delaware corporation, located at Park 80 West—Plaza Two, Saddle Brook, NJ 07663, telephone number (201) 368-4800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-8 and Schedule 14D-1F on October 24, 2005 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	(a) The Filer stipulates and agrees in connection with the use of Schedule 14D-1F to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Schedule relate has ceased reporting under the Exchange Act.
(b) The Filer stipulates and agrees in connection with the use of Form F-8 to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.
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SIGNATURES
The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on this 24th day of October, 2005.

INCO LIMITED
By:	/s/ Stuart F. Feiner
Stuart F. Feiner
Executive Vice-President, General Counsel and Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.
Agent: INTERNATIONAL NICKEL INC.

By:	/s/ David J. Anderson
	Name:	David J. Anderson
	Title: Date:	President October 20, 2005